Exhibit 8

List of Principal Subsidiaries of Sinopec Shanghai Petrochemical Company Limited

Subsidiary Name	Place of Incorporation	Our ownership interest (%)
Shanghai Petrochemical Investment Development Company Limited	PRC	100.00
China Jinshan Associated Trading Corporation	PRC	67.33
Shanghai Jinchang Engineering Plastics Company Limited	PRC	74.25
Shanghai Golden Phillips Petrochemical Company Limited	PRC	100.00
Shanghai Jinshan Trading Corporation	PRC	67.33